UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42210

Reitar Logtech Holdings Limited

(Translation of registrant’s name into English)

c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

COMPLETION OF PRIVATE PLACEMENT

As previously reported in the Report on Form 6-K furnished by Reitar Logtech Holdings Limited (the “Company”) to the U.S. Securities and Exchange Commission on October 6, 2026 (the “Prior 6-K”), on October 2, 2026, the Company entered into six separate share subscription agreements (the “SSAs”) with six non-U.S. investors (the “Purchasers”). The SSAs provide for a private placement of the Company’s Class A ordinary shares, par value US$0.00000125 per share (the “Class A Ordinary Shares”).

On October 14, 2026, the Company completed the private placement. It issued an aggregate of 2,750,000 Class A Ordinary Shares (the “Shares”) to the Purchasers at a price of US$2.00 per Share, for an aggregate purchase price of US$5,500,000. The Company intends to use the proceeds for general working capital purposes.

The Shares were issued in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Shares have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Immediately following the issuance of the Shares, the Company had 6,434,288 Class A Ordinary Shares and 672,400 Class B ordinary shares, par value US$0.00000125 per share, issued and outstanding.

On September 3, 2026, the Company effected a share consolidation under Cayman Islands law, pursuant to which every twenty-five (25) Class A Ordinary Shares and Class B ordinary shares of par value US$0.00000005 each were consolidated into one (1) share of the same class of par value US$0.00000125 each (the “Share Consolidation”). All share numbers, per-share prices and par values set forth above are stated on a post-Share Consolidation basis. As reported in the Prior 6-K, the Share Consolidation has not yet taken effect for trading purposes.

The foregoing description of the SSAs does not purport to be complete and is qualified in its entirety by reference to the form of SSA filed as Exhibit 99.1 to the Prior 6-K, which is incorporated herein by reference.

On October 14, 2026, the Company issued a press release announcing the completion of the private placement. A copy of the press release is furnished as Exhibit 99.1 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reitar Logtech Holdings Limited

	By:	/s/ Kin Chung Chan
		Name:	Kin Chung Chan
		Title:	Director, Chairman and Chief Executive Officer

Date: October 14, 2026

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Reitar Logtech Holdings Limited Announces Completion of US$5.5 Million Private Placement

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